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                                                                    EXHIBIT 99.1

This is note 14 from Orion Power Holdings, Inc.'s consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2003.

(14) CONTINGENCIES

(a) LEGAL AND ENVIRONMENTAL MATTERS.

      Orion Power is liable under the terms of a consent order issued in 2000 with the New York State Department of Environmental Conservation (NYSDEC) for past releases of petroleum and other substances at two of its generation facilities. Based on Orion Power's evaluations with assistance from third-party consultants and engineers, Orion Power has developed remediation plans for both facilities. As of December 31, 2002 and 2003, Orion Power has recorded the estimated liability for the remediation costs of $8 million and $7 million, respectively, which it expects to pay out through 2008.

      Under a separate consent order issued by the NYSDEC in 2000, Orion Power is required to evaluate certain technical changes to modify the intake cooling system of one of its plants. Orion Power and the NYSDEC will discuss the technical changes to be implemented. Depending on the outcome of these discussions, including the form of technology ultimately selected, Orion Power estimates that capital expenditures necessary to comply with the order could equal or exceed $87 million. Orion Power expects to begin construction on a portion of the cooling water intake in 2004.

      Orion Power is responsible for environmental liabilities associated with the future closure of three ash disposal sites in Pennsylvania. As of December 31, 2002 and 2003, the total estimated liability determined by management with assistance from third-party engineers and recorded by Orion Power for these disposal sites was $14 million and $11 million, respectively, of which $1 million is to be paid over the next five years.

      New Source Review Matters. The United States Environmental Protection Agency (EPA) has requested information from two Orion Power facilities, related to work activities conducted at the sites that may be associated with various permitting requirements of the Clean Air Act. Orion Power has responded to the EPA's requests for information. Furthermore, the New York state attorney general's office recently requested from the EPA a copy of all such correspondence relating to all facilities, which the EPA granted.

      Other Matters. Orion Power is involved in a number of other legal, environmental and other proceedings before courts and governmental agencies. Although Orion Power cannot predict the outcome of these proceedings, Orion Power believes that the effects on the financial statements, if any, from the disposition of these matters will not have a material adverse effect on its results of operations, financial condition or cash flows.

(b) TOLLING AGREEMENT FOR LIBERTY'S GENERATING STATION.

      LEP owns a 530 MW combined cycle gas fired power generation facility (the Liberty generating station). Liberty financed the construction costs of the Liberty generating station with borrowings under a credit agreement of which $262 million is outstanding as of December 31, 2003. Borrowings under the credit agreement, which are non-recourse to Orion Power and its affiliates (other than LEP and Liberty), are secured by pledges of the assets of the Liberty generating station and of the ownership interest in LEP. See note 7(a).

      In July 2003, the counterparty to the tolling agreement under which LEP sold the generation output of the Liberty generation station filed for bankruptcy. Subsequently, a federal bankruptcy court issued an order that terminated the tolling agreement and triggered another event of default under the Liberty credit

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agreement. The default under the Liberty credit agreement, and the possible foreclosure by the lenders upon the assets of the Liberty generating station, do not constitute an event of default under any other debt agreements of Orion Power or its affiliates.

      To date, the lenders under the Liberty credit agreement have not foreclosed upon the Liberty generating station. However, there can be no assurance that the lenders will continue to refrain from exercising such rights. If the lenders elect to foreclose on LEP, Liberty and/or the Liberty generating station, Orion Power could incur a pre-tax loss of an amount up to Orion Power's recorded net book value, with the potential of an additional loss due to an impairment of goodwill to be allocated to LEP. As of December 31, 2003, the combined net book value of LEP and Liberty was $346 million, excluding the non-recourse debt obligations of $262 million. At December 31, 2002 and 2003, Orion Power evaluated the Liberty generating station and the related intangible asset for the terminated tolling agreement for impairment. Based on the analyses, there were no impairments.

      In September 2003, LEP sued the corporate guarantor of the counterparty to the tolling agreement, Gas Transmission Northwest Corporation, seeking payment of $140 million (the maximum amount of the guarantee) out of the $177 million termination claim calculated by LEP under the agreement. Subsequently, the counterparty to the tolling agreement and its corporate guarantors countersued LEP seeking to collect a $108 million termination payment under the tolling agreement. The obligations of LEP under the tolling agreement are secured by a $35 million letter of credit issued under the senior secured revolver of Reliant Resources. If the letter of credit were to be drawn, Reliant Resources would be required to reimburse the issuing bank.

      In light of current market conditions and the termination of the tolling agreement, LEP does not expect to have sufficient cash flow to pay both (a) all of its expenses and to post the collateral required to buy fuel or in respect of the gas transportation agreements and (b) debt service obligations. Liberty received temporary deferrals until April 2004 from its lenders for the quarterly principal installments that were due in October 2003 and January 2004, which aggregated $4 million. Based on the foregoing, Orion Power is exploring various strategic options with respect to its subsidiaries' interest in the Liberty generating station, including, among other things, the execution of a foreclosure arrangement with the lenders resulting in a transfer of ownership to the lenders or a sale of Orion Power's interest in the generating station. There can be no assurances regarding the outcome of this process. A foreclosure of Orion Power's interest in the generation station would, however, result in an impairment of the asset on the balance sheet.

      If LEP recovers the amount of the termination claim, the lenders are entitled to require that such amounts be used to pay deferred interest and to prepay debt under the Liberty credit agreement. Under United States and Pennsylvania tax laws, it is possible that receipt of a termination payment by LEP could be deemed taxable income to Orion Power Holdings and its other subsidiaries.

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